No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2023

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Notice Concerning Status of Acquisition of the Company’s Own Shares (Acquisition of the Company’s own shares pursuant to the Articles of Incorporation of the Company in accordance with Article 459, Paragraph 1 of the Company Law)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masaharu Hirose
Masaharu Hirose
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: October 3, 2023

[Translation]

October 3, 2023

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Toshihiro Mibe
Director, President and Representative Executive Officer

Notice Concerning Status of Acquisition of the Company’s Own Shares

(Acquisition of the Company’s own shares pursuant to the Articles of Incorporation of the Company in accordance with Article 459, Paragraph 1 of the Company Law)

Honda Motor Co., Ltd. (the “Company”) announces status of acquisition of its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 36 of the Company’s Articles of Incorporation, which was announced on May 11, 2023, as follows.

Particulars

1.	Class of shares acquired:

Shares of common stock

2.	Total number of shares acquired:

4,444,200 shares

3.	Total amount of shares acquired:

22,500,655,500 yen

4.	Period of acquisition:

Started on September 1, 2023 and ended on September 30, 2023 (based on a contract date)

Reference: Details of the resolution at the meeting of the Board of Directors held on May 11, 2023

(1)	Class of shares to be acquired:

Shares of common stock

(2)	Total number of shares to be acquired:

Up to 64,000,000 shares (3.8 % of the total number of issued shares (excluding treasury stock))

(3)	Total amount of shares to be acquired:

Up to 200 billion yen

(4)	Period of acquisition:

Starting on May 12, 2023 and ending on March 31, 2024

(5)	Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on a discretionary trading contract regarding acquisition of own shares

Progress as of September 30, 2023

(1)	Total number of shares acquired: 29,958,100 shares

(2)	Total amount of shares acquired: 131,999,496,900 yen

Each of the shares of the Company’s common stock held by shareholders included or recorded in the final register of shareholders as of the record date of September 30, 2023 was split into three shares. (Total number of shares to be repurchased: Up to 192,000,000 shares)